U.S. Online Retail Sales to Reach $130 Billion by 2006


Top retail executives and analysts to address decisive issues affecting the $34 billion online retail industry during day two of the Jupiter Retailing Forum in Chicago.

May 22, 2001 -- Jupiter Media Metrix (NASDAQ: JMXI), the global leader in market intelligence, reports that online retail sales continue to grow, despite widespread skepticism over the sector's health. Although the pace has eased, US online retail sales will reach $104 billion in 2005 and $130 billion by 2006, up from $34 billion in 2001. This compares with the Jupiter Media Metrix original forecast of $36 billion in 2001 and $118 billion in 2005.

"The doom and gloom over the state of online retailing has been greatly exaggerated," said Heather Dougherty, Jupiter analyst, from the Jupiter Media Metrix Retailing Forum. "While short-term market factors have slowed the pace and shifted the playing field toward multichannel retailers, the long-term outlook is still positive. Retailers and their constituents must not lose sight of the fact that the online purchasing population continues to grow and their comfort with the channel continues to increase.


Additional Online-Retail Data and Analysis

o According to Jupiter analysts, 52 percent of the online population will be making retail purchases online by 2002, up from 40 percent in 2000. That figure is expected to grow to 63 percent by 2006.

o According to a March 2001 Jupiter Consumer Survey, most US online buyers are not hesitant to register and give out personal information to retailers; 70 percent register to receive e-mail for new products and special offers; 68 percent register prior to making a purchase; 50 percent register to store personal information on a site; and 41 percent register to receive physical mail.

o According to a March 2001 Jupiter Consumer Survey, e-mail marketing resonates well with online buyers; 85 percent of online buyers say they are very or somewhat more likely to return to a site after receiving an e-mail message from a retailer.

o Jupiter analysts point out that among the top 50 retail sites, ranked according to unique visitors in the Media Metrix ratings reports, brick-and-mortar retailers outnumber Internet-only retailers. Of the top retail sites in March 2001, 56 percent were brick-and-mortar retailers, while 44 percent were Internet-only retailers. The reverse was true for March 2000: Internet-only retailers dominated the top 50 retail sites at 62 percent. By September 2000, the number of Internet-only retailers and brick-and-mortar retailers in the top 50 was even.

Media Metrix Ratings Definitions
Unique Visitors: the total number of users who visited the reported Web site or online property at least once in the given month. All unique visitors are only counted once.

Jupiter Forecast Methodology
Jupiter uses a wide set of data-gathering tools to conduct research, including systematic polling of leading industry executives, extensive consumer surveys, Media Metrix audience measurement data, AdRelevance online advertising metrics and a rigorous approach to building market forecasting models. Jupiter forecasts, such as in this study, are based on a number of methodologies, including close examination of analogous markets (either previous growth of new technologies or relevant off-line market case studies), consumer self stated intentions culled from proprietary Jupiter surveying, complex market segmentation analysis, and analysis of historical trends. Additionally, all forecast assumptions are rigorously debated in a process designed to capture the collective judgment of analysts with relevant experience and perspectives on each given market. For a fuller explanation of the methodology, please visit www.jmm.com.

About Jupiter Media Metrix
Jupiter Media Metrix is the global leader in market intelligence for the new economy. Jupiter Media Metrix brands include Media Metrix, AdRelevance, Jupiter Research and Jupiter Events. The Company is headquartered in New York City and operates worldwide, across the Americas, Asia Pacific, Europe (as Jupiter MMXI Europe), and the Middle East. Visit www.jmm.com for more information.

Source:  Jupiter Media Metrix distributed press release.
         --------------------